

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 15, 2005


Mr. Mark Oldham
Chief Financial Officer
National Coal Corp.
8915 George Williams Road
Knoxville, Tennessee  37923


> **Re:     National Coal Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 31, 2005**
> **File No. 0-26509**


Dear Mr. Chmiel:

        We have reviewed your filing and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Engineering Comments

General

1.      Insert a small-scale map showing the location and access to your property. Briefly describe the road, barge and/or railroad access to each of your properties in the text.  Note that SEC's EDGAR program now accepts digital maps.  So please include these in any future amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the

document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

Long-Term Contracts, page 4

2.	The first paragraph of page 5 you make the comment that National Coal Corporation is not an exploration company and you commenced mine operations the third quarter of 2003. Without a "reserve," as defined by the Guide 7(a) (1), the company must be in the "exploration stage," as defined by Guide 7(a) (4) (i). For reference, Industry Guide 7 may be found on the internet at the following address: www.sec.gov/divisions/corpfin /forms/industry.htm#secguide7.

3.	The words "development" and "production" also have very specific meanings under Industry Guide 7. The terms reference the "development stage" when companies are engaged in preparing reserves for production, and "production stage" when companies are engaged in commercial-scale, profit-oriented extraction of minerals from reserves. If the company does not disclose any "reserves," as defined by Guide 7, please remove the terms "develop," "development," "operations," or "production" throughout the document, and replace this terminology, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement head notes and footnotes see Instruction 1 to paragraph (a), Industry Guide 7.

Our Operations, page 10

4.	Disclose if a qualified title company confirms your property right assertions. Discuss what type of title review you have for the majority of your properties.

5.	For each of your mines, provide the disclosures required by Industry Guide 7 (b). In particular, provide a brief discussion of:
	•	The coal beds of interest, including minable coal thickness.
	•	The description and capacities of the mine, mining equipment used, and other infrastructure facilities present.
	•	A list of your coal processing and/or handling facilities.
	•	The road, barge and/or railroad access to each of your properties.
	•	The present condition of the mine.
	•	Material events of interest concerning the mine, adverse or otherwise within the last three years.

- Any mine expansions, contractions or decommissioning within the last three years.
- Any planned expansions or reductions in mining.
- Any joint ownership or lease operations.
- Any use of mining contractors.

Reserves, page 13

6.      You state on page 13 that National Coal Corporation does not report reserves in financial statements.  Please remove this assertion. This issue is not germane in that only the acquisition and development costs of mineral properties are reported in financial statements of mining companies, not the reserves.  Since you are in the exploration stage as defined in Industry Guide 7, capitalization of certain costs that you have capitalized is not appropriate and resulting amortization of the mining assets does not have a basis for depreciation or depletion without a reserve declaration.  Based on these circumstances, the assertion in the auditors' report that the financial statements comply with generally accepted accounting principles is inappropriate and your accounting should be consistent with that applicable to an exploration company.  Please call us to discuss this matter further before responding to this comment.  We will resume our review of your filing after this matter has been resolved and may have additional comments.

7.      In the introductory paragraphs to this section, disclose that under current mining plans all reported reserves will be mined out within the period of existing leases (concession) or within the time period of assured lease renewal periods.  As needed, revise your reserve estimates to allow you to make this statement. Also, disclose that all mining reserves have their required permits or governmental approvals, or there is a very high probability that these approvals will be secured.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.  Contact Ken Schuler at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3763 with any other questions.

Sincerely,


Barry Stem
Senior Assistant Chief
Accountant